                                 BIORELEASE CORP
                        (A DEVELOPMENT STAGE ENTERPIRSE)
                             PROFORMA BALANCE SHEET
                               SEPTEMBER 30, 1996
                                 (Unaudited)                              Elimination  Proforma       Proforma        Proforma
        ASSETS                                   BCORP     BTI     TPI    Adjustments  Adjustments    A/E #           Results
Cash .........................................     156        0    23589          0                                    23745
Cash - held as collateral ....................       0        0        0                                                   0
Investments in government securities .........       0        0        0                                                   0
Investments in government backed securities ..       0        0        0                                                   0
Accounts receivable, trade ...................       0      192        0                   (192)      5                    0
Accounts receivable-affiliate ................ 3668534        0     5000   (3673534)                  1,2                  0
Inventories ..................................       0    27679        0                 (27679)      5                    0
Deferred income taxes ........................       0        0        0          0                                        0
Other receivables ............................    1015        0        0          0                                     1015
Prepaid expenses and other current assets ....    2311        0        0          0                                     2311
                                               -------  -------  -------    -------     -------                      -------
     Total current assets .................... 3672016    27871    28589   (3673534)     (27871)                       27071
Equipment and leasehold improvements, net ....   27044        0        0                                               27044
Investments, net .............................    4582        0        0                  (4582)      8                    0
Investments in subsidiaries ..................       0                      3668534    (3668534)      1,6                  0
Notes receivable - long term..................       0        0        0                                                   0
Intangible assets, net .......................       0    36110        0                 (36110)      5                    0
Deverred income taxes - long term.............       0        0        0          0                                        0
Other noncurrent assets ......................     398      300        0          0        (300)      5                  398
Deferred underwriting fees for future offering       0        0    12500                                               12500
Deferred legal fees for future acquisition ...   14811        0        0                                               14811
                                               -------  -------  -------    -------     -------                      -------
     Total assets ............................ 3718851    64281    41089      (5000)   (3737397)                       81824
                                               =======  =======  =======    =======     =======                      =======
        LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable .............................   28993    65453     3215          0      (65453)      5                32208
Accounts payable - affiliate .................    5000  3668534        0      (5000)   (3668534)      2,4                  0
Accrued expenses .............................   70779    25841      375          0      (25841)      5                71155
Notes payable - stockholders .................       0    58100    80000                 (58100)      5                80000
Income taxes payable .........................       0     1549        0                  (1549)      5                    0
Deferred income taxes ........................       0        0        0          0                                        0
Other current liabilities ....................    1748     4000        0                  (4000)      5                 1748
                                               -------  -------  -------    -------     -------                      -------
     Total current liabilities ...............  106520  3823477    83590      (5000)   (3823477)                      185110
Notes payable - stockholders .................  102689    14955        0                 (25476)      5               102689
Deferred income tax...........................       0    16000        0          0           0                            0
                                               -------  -------  -------    -------     -------                      -------
     Total liabilities .......................  209209  3848952    83590      (5000)   (3848952)                      267799
                                               -------  -------  -------    -------     -------                      -------
Stockholders' equity:

Common stock..................................   99217     5047        1         (1)     (34835)      2,5,7,8,9        69428
Additional paid-in capital.................... 6989159  2129673        0          1    (2099885)      2,3,4,5,7,8,9  7018948
Development stage accumulated deficit.........(3524234)(5919391)  (42501)               2246275       5,6,8         (7239851)
Stock subscriptions receivable................  (50000)       0       (1)                                             (50001)
                                               -------  -------  -------    -------     -------                      -------
                                               3514142 (3784671)  (42501)         0      111555                      (201475)
Less:   Treasury stock........................   (4500)       0        0                                               (4500)
                                               -------  -------  -------    -------     -------                      -------
Total stockholders' equity.................... 3509642 (3784671)  (42501)         0      111555                      (205975)
                                               -------  -------  -------    -------     -------                      -------
Total liabilities and stockholders' equity.... 3718851    64281    41089      (5000)   (3737397)                       81824
                                               =======  =======  =======    =======     =======                      =======


                                 BIORELEASE CORP
                        (A DEVELOPMENT STAGE ENTERPRISE)
                 PROFORMA CONSOLIDATING STATEMENT OF OPERATIONS
                 For the Three Months Ended September 30, 1996
                                   (Unaudited)


                                                  3 MONTHS SEPT 1996      Elimination  Proforma       Proforma
                                                 BCORP     BTI     TPI    Adjustments  Adjustments    Results

Revenues .....................................       0    12691        0                                12691

Cost of Goods Sold ...........................       0        0        0                                    0
                                               -------  -------  -------    -------     -------       -------
Gross Profit                                         0    12691        0          0           0         12691

Operating expenses:
   Cell culture operations....................       0        0        0                                    0
   Research and development...................       0        0        0                                    0
   Purchased technology.......................       0        0        0                                    0
   General and administrative ................  (34405)   (9912)  (42501)                              (86818)
   Other......................................                                                              0
                                               -------  -------  -------    -------     -------       -------
Loss from operations .........................  (34405)    2779   (42501)         0           0        (74127)

Other income (costs) :
   Interest, net .............................       0     (981)       0                                 (981)
   Accelerated lease cost.....................       0        0        0                                    0
   Litigation costs...........................       0        0        0                                    0
   Gain (Loss) on sale of assets..............       0        0        0                                    0
   Offering costs.............................       0        0        0                                    0
   Option compensation........................       0        0        0                                    0
   Other income (settlements).................       0        0        0                                    0
   Other non operating costs..................       0        0        0                                    0
   Loss on disposition of invest-
     ment in subsidiaries ....................       0        0        0               (3671958)     (3671958)
   Realized loss for decline in
   value of investment........................       0        0        0                                    0
                                               -------  -------  -------    -------     -------       -------
Loss before provision for (benefit)
   from) income taxes and
   cumulative effect of change
   in accounting principle....................  (34405)    1798   (42501)         0    (3671958)     (3758776)
(Provision) Credit for income
   taxes......................................       0        0        0                                    0
                                               -------  -------  -------    -------     -------       -------
Loss before cumulative effect of
   change in accounting principle.............  (34405)    1798   (42501)         0    (3671958)     (3758776)
Comulative effect of change in
   accounting principle.......................       0        0        0                                    0
                                               -------  -------  -------    -------     -------       -------
NET LOSS .....................................  (34405)    1798   (42501)         0    (3671958)     (3758776)
                                               =======  =======  =======    =======     =======       =======
Weighted average shares ......................                                                        5117915
Loss per share ...............................                                                       (0.73215)


                                 BIORELEASE CORP
             CONSOLIDATED ELIMINATION AND PROFORMA ADJUSTING ENTRIES
                               SEPTEMBER 30, 1996
ELIMINATION ENTRIES
 1      ELIMINATE INTERCOMPANY RECEIVABLE/ PAYABLE IN CONSOLIDATION

        ACCOUNTS PAYABLE- AFFILIATE - BCORP                  5000
                ACCOUNTS RECEIVABLE - AFFILIATE - TPI                  5000

 2      ELIMINATE INVESTMENT IN SUBSIDIARIES

        COMMON STOCK - TPI                                      1
                APIC - BCORP                                              1
                                                          -------   -------
                                                             5001      5001
                                                          =======   =======
PROFORMA ADJUSTMENTS

 3      TO RECLASSIFY BTI'S LIABILITY TO BCORP AS ADDITIONAL PAID IN CAPITAL

        ACCOUNTS PAYABLE- AFFILIATE - BTI                 3668534
                ADDITIONAL PAID IN CAPITAL - BTI                    3668534

 4     TO RECLASSIFY  BCORP'S RECEIVABLE FROM BTI TO INVESTMENTS IN SUBSIDIARIES

        INVESTMENT IN SUBSIDIARIES - CORP                 3668534
                ACCOUNTS RECEIVABLE - AFFILIATE - B CORP            3668534


5       SPIN OUT BTI FROM CONSOLIDATED PROFORMA RESULTS

        ACCOUNTS PAYABLE- BTI                               65453
        ACCRUED EXPENSES - BTI                              25841
        NOTES PAYABLE STOCKHOLDERS -BTI                     58100
        INCOME TAXES PAYABLE - BTI                           1549
        OTHER CURRENT LIABILITIES - BTI                      4000
        NOTES PAYABLE - STOCKHOLDERS - BTI                  25475
        COMMON STOCK - BTI                                   5047
        ADDITIONAL PAID IN CAPITAL - BTI                  5798207
        DEVELOPMENT STAGE ACCUMULATED DEFICIT -BTI                  5919391
                ACCOUNTS RECEIVABLE - BTI                               192
                INVENTORIES - BTI                                     27679
                INTANGIBLE ASSETS - BTI                               36110
                OTHER NONCURRENT ASSETS - BTI                           300




 6      TO WRITE-OFF BCORP'S  RECEIVABLE IN SUBSIDIARY BTI

        LOSS ON DISPOSITION OF INVESTMENT IN
        SUBSIDIARY - BCORP                                3668534
                INVESTMENTS IN SUBSIDIARIES - B CORP                3668534

 7      PROFORMA ISSUANCE OF 1,650,000 BCORP STOCK TO SHAREHOLDERS OF TPI
        (BASED ON TPI RECEIVING 4 SHARES OF BIO FOR EACH SHARE OF TPI)
         (750BTI + 750 NEW BTI =1500sh x 2750 x4)
        ADDITIONAL PAID IN CAPITAL - BCORP                 165000
                COMMON STOCK - BCORP                                 165000

 8      WRITE OFF BCORP'S INVESTMENT IN BTI

        LOSS ON DISPOSITION OF INVESTMENT IN
        SUBSIDIARY -BCORP                                    4582
                INVESTMENTS, NET - BCORP                                4582


 9      REFLECT THE REVERSE SPLIT OF BCORP STOCK ON A ONE FOR  FOUR BASIS

        COMMON STOCK - BCORP                               194788
                ADDITIONAL PAID IN CAPITAL - BCORP                    194788
                   ISSUED BCORP SHARES           99217
                   LESS TREASURY STOCK           (4500)
                   BCORP SHARES ISSUED TO BTI   165000
                                                ------
                TOTAL PROFORMA SHARES           259717
                SPLIT TO EQUAL                   64929
                                                ------
                ADJUST                          194788
                                                ======   --------   --------
                                                         10016576   10016576
                                                         ========   ========

                                      -18-